Filed by Medtronic, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended.

                                              Subject Company:  Cyberonics, Inc.
                                                    Commission File No.: 0-19806


F O R    I M M E D I A T E    R E L E A S E

MEDTRONIC CONFIRMS PROPOSAL TO ACQUIRE CYBERONICS FOR $26 PER SHARE IN STOCK

         MINNEAPOLIS, MN, September 11, 2000 - Medtronic, Inc. (NYSE: MDT), today confirmed that it has made a proposal to acquire Cyberonics, Inc. (NASDAQ:
CYBX), for $26 per share in Medtronic stock. Medtronic believes that its proposed strategic acquisition of Cyberonics, the market leader in medical devices for the treatment of epilepsy, would be beneficial for the many sufferers of that disease and the physicians who treat it, as well as for the shareholders of both companies.

Medtronic Chairman and Chief Executive Officer William W. George, on behalf of his company's Board of Directors, first outlined the company's proposal to acquire Cyberonics in a letter dated July 17, 2000 to Robert (Skip) Cummins, chief executive officer of Cyberonics. Medtronic reiterated the proposal in a follow-up letter on August 9, 2000 to the entire Cyberonics Board of Directors. The companies subsequently held a series of meetings to discuss a possible transaction but were unable to come to agreement.

Based on those discussions, and an analysis of current and future prospects of Cyberonics, Medtronic remains confident that its July 17 offer of $26 in stock per Cyberonics share, a 62% premium over Cyberonics' September 8 closing price of $16.0625, is an attractive and appropriate proposal.

Medtronic remains interested in pursuing a negotiated transaction with Cyberonics.

Cyberonics, with fiscal 2000 sales of $48 million and a net loss of $4 million, has pioneered vagus nerve stimulation technology for the treatment of epilepsy and possibly other neurological disorders. The company is based in Houston, TX.

Medtronic, Inc., headquartered in Minneapolis, is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Its Internet address is www.medtronic.com.

Prior to the consummation of any negotiated transaction involving Medtronic, Inc. ("Medtronic") and Cyberonics, Medtronic would expect to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") and Cyberonics would be expected to file a proxy statement. Shareholders are urged to read the registration statement and proxy statement (when available) because they will contain important information about the companies and the proposed transaction. Investors and shareholders will be able to obtain copies of these documents (when available), along with other documents filed by the companies with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Shareholders can also obtain, free of charge, copies of the registration statement and proxy statement (when available) along with any documents Medtronic has filed with the SEC by contacting the Medtronic Investor Relations Department.



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[THE FOLLOWING LETTERS ARE THE LETTERS REFERRED TO IN THE PRECEDING
PRESS RELEASE.]


PERSONAL AND CONFIDENTIAL



July 17, 2000



Mr. Robert P. Cummins
President & Chief Executive Officer
Cyberonics, Inc.
16511 Space Center Blvd.
Suite 600
Houston, TX  77058

Dear Robert:

         As you know, we have long admired Cyberonics' technology and potential, and we have on several occasions expressed an interest in a possible combination of our two companies. Earlier this year, we discussed with you a proposal to acquire Cyberonics through a negotiated transaction offering substantial and unique benefits to Cyberonics' shareholders, patients and the medical community. At that time, you were not willing to consider our proposal.

         Medtronic continues to believe this is a compelling transaction for both of our companies' shareholders, for the many sufferers of epilepsy, and for the physicians who treat it. This letter outlines our proposal to acquire Cyberonics.

         A transaction between our two companies would represent a unique opportunity to address unmet medical needs for epilepsy and potentially other chronic, debilitating diseases. Medtronic, as you know, is the world leader in implantable device-based therapies to restore health, extend life and alleviate pain. We market a vast range of implantable products in over 120 countries. We're confident that, together, we could use Medtronic's extensive resources, expertise and broad network of relationships to significantly increase the market penetration of Cyberonics' existing epilepsy products. We could also leverage Medtronic's strong research and product development capabilities (with our $500-$600 million annual R&D budget) to advance new generations of Cyberonics' products much faster than Cyberonics can on its own - improving the lives of thousands of patients who are not responsive to traditional therapies.

         To accomplish this compelling and worthwhile goal, we are prepared to pay the shareholders of Cyberonics $26 per share in Medtronic stock in a tax-free exchange. This represents an immediate 58% premium over Cyberonics' closing share price on July 17, 2000 of $16 1/2. Importantly, Cyberonics'

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shareholders would have the opportunity to participate in the upside of
Medtronic' growth potential through receipt of our stock. Medtronic has delivered consistent and exceptional returns for shareholders, with our stock producing a compounded 36% annual return over the past 15 years, and we are well positioned to continue delivering superior performance for our shareholders and customers.

         Given that our proposal is based solely upon public information, a limited due diligence review would be required to confirm our view on valuation. We understand that you may have specific views with respect to the value created through this combination, and we welcome the chance to discuss our valuation with you and your board.

         This is intended to be a confidential proposal which is subject to the execution of a definitive merger agreement, qualification for pooling of interests accounting and receipt of customary approvals. In addition, we have carefully studied the regulatory environment, and are confident that necessary approvals can be obtained in a manner that both Cyberonics and Medtronic will find acceptable.

         We are hopeful that you will see the merit in a potential combination of our two companies. Our understanding of a future together clearly drives our willingness to pay a substantial value today to Cyberonics' stockholders while, in addition, offering you and your fellow stockholders continued participation through ownership of Medtronic stock.

         We want to and are prepared to move forward rapidly toward a merger of our two companies. To this end, our board has approved this proposal. Please call me once you have reviewed our proposal with your board so that we can respond to any questions you may have and determine how best to move forward expeditiously.


Yours sincerely,


 /s/ William W. George

Chairman & Chief Executive Officer
Medtronic, Inc.

August 9, 2000



The Board of Directors
Cyberonics, Inc.
c/o Mr. Robert P. Cummins
President & Chief Executive Officer
16511 Space Center Blvd.
Suite 600
Houston, TX  77058

Dear Skip:

         I appreciate your taking the time yesterday to come in and present what are clearly exciting prospects for Cyberonics. As you know, we have for some time been interested in a transaction between Medtronic and Cyberonics and the meeting only served to strengthen that interest.

         We continue to believe that a combination of Medtronic and Cyberonics would be strategically and financially compelling for both of our companies and our respective shareholders, and one which would provide significant benefits to the many sufferers of epilepsy and the physicians who treat it and which may provide those same benefits to the sufferers of depression. Based on our meeting, we remain confident that our July 17 proposal to acquire Cyberonics for $26 per share in Medtronic stock is an attractive and appropriate price. We believe the $26 per share proposal, which represents a 97% premium to your current market price, fully reflects the significant future potential you outlined for Cyberonics. We understand that you have specific views with respect to the value created by this transaction. As we gather more information about your business, we would be amenable to reviewing our valuation. We would also be prepared to discuss this offer with your Board in the very near future.

Medtronic/Cyberonics Combination

         To reiterate, we believe a transaction between our two companies is so compelling because:

o It represents a unique opportunity to address unmet medical needs for epilepsy, depression and potentially other chronic, debilitating diseases.

o Medtronic is the world leader in implantable device-based therapies to restore health, extend life and alleviate pain - marketing a vast range of implantable products in over 120 countries. As such, we are uniquely situated to best maximize the value of Cyberonics' leading Vagus Nerve Stimulation (VNS) technology.
o Medtronic could use our extensive resources, expertise and broad network of relationships to significantly increase the market penetration of Cyberonics' existing epilepsy products. We could significantly improve Cyberonics' less than 1% market penetration of the 590,000 patients eligible for VNS implants in the U.S. and Europe.
o Medtronic could use our strong research and product development capabilities (with our $500-$600 million annual R&D budget) to advance new generations of Cyberonics' products much faster than Cyberonics can on its own - improving the lives of thousands of patients who are not responsive to traditional therapies.

         An important component of our proposal is the fact that, through receipt of Medtronic stock, Cyberonics' shareholders would have the opportunity to participate in the upside of Medtronic's growth potential. Medtronic has delivered consistent and exceptional returns for shareholders, with our stock producing a compounded 37.5% annual return over the past 15 years, and we are well positioned to continue delivering superior performance for our shareholders and customers. We believe that consideration in the form of Medtronic stock should be particularly attractive to your shareholders, given that Medtronic stock has significantly outperformed the stock of Cyberonics.

         Our proposed transaction would be tax-free to your shareholders and treated as a pooling of interests. In addition, we have carefully studied the regulatory environment, and are confident that necessary approvals can be obtained.

         Our understanding of a future together clearly drives our willingness to pay a substantial value today to Cyberonics' shareholders while, in addition, offering you and your fellow shareholders continued growth through ownership of Medtronic stock.

         Our Board of Directors has approved our proposal and has given us the authority to move expeditiously.

         I look forward to hearing from you.

Yours sincerely,


 /s/ William W. George

Chairman & Chief Executive Officer
Medtronic, Inc.